SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

RULE 13d-2(a)

HOME SOLUTIONS OF AMERICA, INC.
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(Name of Issuer)

Common Stock, $0.001 Par Value
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 (Title of Class of Securities)

437355 10 0
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(CUSIP Number)

Melissa Youngblood
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
(214) 922-4174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2006
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(Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

          Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

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CUSIP No. 437355 10 0	13D/A	Page 2 of 5 Pages

(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frank J. Fradella

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                   [PF]

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

7 SOLE VOTING POWER
1,776,781

NUMBER OF SHARES
8 SHARED VOTING POWER
BENEFICIALLY
-0-
OWNED BY

EACH	9 SOLE DISPOSITIVE POWER

REPORTING	1,776,781

PERSON
10 SHARED DISPOSITIVE POWER
WITH
-0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   4.21%

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14   TYPE OF REPORTING PERSON*
IN

CUSIP No. 437355 10 0	13D/A	Page 3 of 5 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

This Schedule 13D/A relates to the common stock, $0.001 par value (the "Common Stock"), of Home Solutions of America, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1500 Dragon Street, Suite B, Dallas, Texas 75207.

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Item 2.  Identity and Background.

(a)  This Schedule 13D/A is being filed by Frank J. Fradella (the "Reporting Person").

(b)  The business address of the Reporting Person is 1500 Dragon Street, Suite B, Dallas, Texas 75207.

(c)  The Reporting Person is the Chairman of the Board and the Chief Executive Officer of the Company.

(d)  The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a U.S. citizen.

The filing of this Schedule 13D/A shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g)of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein.

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Item 3.  Source and Amount of Funds or Other Consideration.

On May 24, 2006, the Reporting Person exercised stock options and acquired an aggregate of 1,565,448 shares of Common Stock for an aggregate purchase price of $2,844,083, which was paid by check from the Reporting Person's personal funds.  During the period from May 24, 2006 to May 26, 2006, the Reporting Person sold an aggregate of 584,586 shares of Common Stock.

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Item 4.  Purpose of Transaction.

The purpose of the transaction was to liquidate a portion of the Reporting Person's investment in the Company's Common Stock.  As of the date of this Schedule 13D/A, the Reporting Person has no plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j).

Any decision by the Reporting Person in the future to acquire or dispose of equity in the Company will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant by the Reporting Person.

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Item 5.  Interest in Securities of the Issuer.

     (a)  As of the date hereof, the Reporting Person beneficially owns 1,776,781 shares of the Company's Common Stock, consisting of (i) 1,585,448 shares of Common Stock owned directly by the Reporting Person, and (ii) stock options exercisable for 191,333 shares of Common Stock. The 1,776,781 shares of Common Stock beneficially owned by the Reporting Person represented 4.21% of the 37,635,518 shares of Common Stock that the Company had outstanding as of May 12, 2006, as reported in the Company's most recent Form 10-Q filed with the SEC on May 15, 2006 (the stock options exercisable for 191,333 shares of Common Stock are included in the numerator and the denominator of the Reporting Person's ownership percentage calculation, as if the vested stock options were exercised as of such date).

CUSIP No. 437355 10 0	13D/A	Page 4 of 5 Pages

       (b)  The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	1,776,781
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	1,776,781
Shared power to dispose or direct the disposition:	-0-

       (c)  Mr. Fradella received a grant of 20,000 shares of Common Stock on April 4, 2006 in consideration of his services as a member of the Board of Directors of the Company.  In addition, on April 26, 2006, Mr. Fradella exercised stock options and acquired 500,000 shares of the Company's Common Stock at an exercise price of $1.25 per share, for an aggregate purchase price of $625,000.

       (d)  N/A
       (e)  The date that the Reporting Person ceased to be the beneficial owner of more than 5% of the Company's Common Stock:  May 25, 2006.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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Item 7.  Material to be Filed as Exhibits.

None.

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CUSIP No. 437355 10 0	13D/A	Page 5 of 5 Pages

 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2006
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            (Date)

/s/ Frank J. Fradella
Frank J. Fradella